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                              March 28, 2023

       Charles Wheeler
       Chief Executive Officer
       Greenbacker Renewable Energy Company LLC
       230 Park Avenue, Suite 1560
       New York, NY 10169

                                                        Re: Greenbacker
Renewable Energy Company LLC
                                                            Post-Effective
Amendment No. 1 to Form S-3 on Form S-1
                                                            Response dated
March 20, 2023
                                                            File No. 333-251021

       Dear Charles Wheeler:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Correspondence dated March 20, 2023

       General

   1. We note your response to prior comment 2 and reissue. General Instruction VII.C to
                                                        Form S-1 requires that
the registrant has filed the annual report for its most recently completed fiscal year
to be eligible to incorporate by reference into the post-effective amendment to Form S-3
on Form S-1. Accordingly, please revise.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752 or Karl Hiller,
       Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the
 Charles Wheeler
Greenbacker Renewable Energy Company LLC
March 28, 2023
Page 2

financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202)
551-3905 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameCharles Wheeler
                                                 Division of Corporation
Finance
Comapany NameGreenbacker Renewable Energy Company LLC
                                                 Office of Energy &
Transportation
March 28, 2023 Page 2
cc:       Jason Myers
FirstName LastName